Exhibit 5(a)







Contact: Bruce F. Failing, Jr.
         President & CEO
         Electronic Retailing Systems International, Inc.
         (203) 761-7900



                                            FOR IMMEDIATE RELEASE



Wilton, Connecticut - June 20, 1996 -- Electronic Retailing Systems International, Inc. (NASDAQ:ERSI) announced today that its Board of Directors has authorized an offshore public offering of approximately 6,500,000 shares of its common stock, $.01 par value (the "Common Stock"), to investors outside the United States pursuant to Regulation S under the Securities Act of 1933. Concurrently with the closing of the offering, which is expected after the commencement of the third quarter of calendar 1996, the Company would place approximately 1,000,000 additional shares of Common Stock in a private placement transaction with purchasers who would include certain members of the Company's Board of Directors or their affiliates. The net proceeds to be received by the Company from these transactions will be used as working capital for general corporate purposes.

The Company anticipates that, immediately prior to closing, holders of the Company's outstanding Series A Cumulative, Convertible Preferred Stock, $1.00 par value, would convert their shares, in accordance with their terms, into an aggregate of 3,138,900 shares of Common Stock.

The securities to be offered by the Company pursuant to Regulation S have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States, or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act.


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